Exhibit (a)(1)(F)
McAfee, Inc.
Reminder Email to Eligible Employees
Regarding Participation in the Tender Offer

TO:	[EMPLOYEE NAME/EMAIL ADDRESS]
FROM:	tender_offer@mcafee.com
DATE:	[DATE]
SUBJECT:	Reminder – Action Required: Urgent Information Regarding Your Stock Options
     On January 4, 2008, you received an email from tender_offer@mcafee.com informing you of McAfee’s offer to amend certain of your stock options that were granted with an exercise price per share less than the fair market value per share of the stock on the date of grant (both vested and unvested, but that have vested after December 31, 2004) that are currently outstanding (“discount options”). As the email and the documents included with the email stated, Section 409A of the U.S. Internal Revenue Code of 1986, as amended (“Section 409A”), imposes certain adverse personal tax consequences on such discount options. For U.S. taxpayers, the tax consequences under Section 409A include federal income taxation at vesting (whether the stock options are exercised or not), an additional 20% federal penalty tax, and interest charges. In addition, there may be substantial state tax liabilities related to the discount options. For taxpayers in Canada, these consequences include the loss of preferential tax treatment upon exercise of the discount options.
     You are receiving this email because, as a result of McAfee’s investigation into its stock option practices, it has been determined that certain of your currently outstanding McAfee, Inc. (“McAfee”) stock options are discount options and may be affected by Section 409A, paragraph 110(1)(d) of the Income Tax Act (Canada) or Quebec tax legislation. McAfee is offering you the opportunity to avoid the adverse personal tax consequences under Section 409A, paragraph 110(1)(d) of the Income Tax Act (Canada) and Quebec tax legislation, as applicable, by voluntarily amending certain of your outstanding options, both vested and unvested (your “eligible options”), to remove the discount by increasing the exercise price per share to 100% of the fair market value per share on the date that McAfee determined the option was actually granted. For U.S. taxpayers, if you elect to participate in this offer to amend your eligible options, the amended stock options will be taxed upon exercise (and not upon vesting) and the 20% federal penalty tax under Section 409A would not apply to your eligible options following amendment. For Canada taxpayers, you likely will be eligible for preferential tax treatment under Canadian tax laws.
     Furthermore, if you elect to amend your discount options pursuant to this offer, you will also receive a cash payment. Eligible U.S. employees will receive an amount equal to 105% of the difference between the original exercise price per share and the new exercise price per share for each share subject to an eligible option that is amended pursuant to this offer. The cash payment will be made, less applicable tax withholdings, on the first payroll date in 2009. Eligible Canada employees will receive an amount equal to 150% of the difference between the original exercise price per share and the new exercise price per share for each share subject to an eligible option that is amended pursuant to this offer. The cash payment will be made, less applicable tax and social insurance withholdings, promptly following the expiration of this offer.
     You are receiving this email because McAfee has not received communication from you regarding whether you wish to elect to participate in this offer. Please note that participation in the offer is completely voluntary. However, if you wish to participate in this offer, you must submit a properly completed Election Form by fax or electronically via the email from tender_offer@mcafee.com no later than 11:00 p.m., Central Time, on February 1, 2008. For submissions by fax, please fax the Election Form to Charles Deaton at (972) 987-2047.
     For more information on how to participate in the offer, you may submit general questions via email to tender_offer@mcafee.com.